March 11, 2005

Mail Stop 0510


By U.S. Mail and facsimile to (212) 455-2502

Thomas J. Riordan, Esq.
Senior Vice President, Law & Administration
Rockwood Holdings, Inc.
100 Overlook Center
Princeton, NJ 08540

Re: 	Rockwood Holdings, Inc.
	Form S-1 filed February 11, 2005
	File No. 333-122764

Dear Mr. Riordan:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1 FILED FEBRUARY 11, 2005

General

1. Please include a price range as soon as practicable and allow us adequate time to review the filing with the price range before requesting effectiveness. Also, please indicate the number of shares offered and other information left blank in your prospectus. You may include in brackets information that could change prior to effectiveness. See Instruction 1 to Item 501(b)(3) of Regulation S-
K.

2. Supplementally provide us with copies of all artwork, graphics or other pictorial material that you will use in your prospectus. We may have comments based on this information.

3. Please revise your document throughout to eliminate legalese, for example but without limitation, "thereon" and "hereby."

4. Please confirm that you have filed or will file all material agreements pursuant to Item 601(b)(10) of Regulation S-K. For example, we note throughout your filing that you refer to various supply and other agreements related to your raw materials.

5. Exhibit 21.1 discloses that the company has an Iranian subsidiary,
Bonder Iran S.S.K. In view of the fact that Iran has been identified by the U.S. State Department as a state sponsor of terrorism, and is subject to economic sanctions administered by the U.S. Treasury Department`s Office of Foreign Assets Control, please advise us of the materiality of your Iranian operations, and whether those operations constitute a material investment risk for your security holders. In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors, including the potential impact of corporate activities upon a company`s reputation and share value, that a reasonable investor would deem important in making an investment decision.

If your Iranian subsidiary is not wholly owned, please advise us whether the Iranian government holds any interest in the subsidiary, directly or indirectly.

6. Exhibit 21.1 also identifies a subsidiary in Korea, CeramTec
Korea
Ltd. Please advise us whether this subsidiary is in South Korea or
North Korea, a country identified by the U.S. State Department as a state sponsor of terrorism and subject to OFAC-administered economic sanctions. If North Korea, please provide the same type of information regarding your Korean subsidiary as requested above regarding your Iranian subsidiary.

7. Please address the following comments as appropriate to both Rockwood Holdings and Dynamit Nobel. For example, there are comments below in which we refer to the non-GAAP financial measures provided for Rockwood Holdings. As similar non-GAAP financial measures are provided for Dynamit Nobel, your responses should refer to both entities.

Prospectus Summary, page 1

8. The information in your summary is very detailed and lengthy and provides too much information for summary disclosure. In addition, you repeat some information from your Business section. Your summary should provide a brief overview of the most important aspects of your business and the key aspects of your offering. Please revise accordingly. For example, under Business Strengths and Business Strategy, please consider including just the captions as the disclosure under the captions is better suited for Business section disclosure. Please see Item 503 of Regulation S-K.

9. Please provide balancing disclosure of your history of net losses when you discuss your sales increases.

10. Throughout your document you make claims concerning your market
size or market position.  For example, on page 1, you state that you
are a "leading global developer, manufacturer and marketer of . .
..
chemicals and specialty materials." For each such claim, please supplementally provide us with reports or other documentation showing the basis for your claim.

11. For sources you cite in the document, please supplementally advise us whether you funded or were otherwise affiliated with the studies or reports which are publicly available; and either file consents for sources that are not publicly available, or explain why you are not required to do so under Rule 436 of Regulation C and
Section 7 of the Securities Act.

Business Strengths, page 2

12. We note that you use different terms to define your market position. Please tell us supplementally what you mean by "leading global producer" as opposed to "#1 globally" or "#2 globally."
Are
there any other differences other than market position?   Please
clarify in your disclosure.

13. Please explain what you mean by "bolt-on acquisitions" on page
5.
Similarly, under Ownership Structure, explain what "PIK" is.

Business Strategy, page 4

14. On page 5 and throughout the filing you discuss operating income and other GAAP financial statement line items which exclude amounts that are included when calculated in accordance with GAAP and when presented in your statement of operations. These amounts constitute non-GAAP measures and therefore would require you to provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K. In addition, you could instead discuss the changes between periods in your GAAP financial statement line items. Amounts that are a business reason for the change between periods should be discussed as one of the business reasons for the change in the applicable GAAP financial statement line item between periods. Please make the appropriate revisions. Refer to Question 17 of our FAQ Regarding the
Use of Non-GAAP Financial Measures.

15. Given that many of the charges and gains occurred in multiple years, please explain to us what considerations were given to the guidance provided in Item 10(e)(1)(ii)(B) in characterizing each of the charges and gains presented in Note 9 and Note 10 as "special."

Apply our improvement initiatives to the Dynamit Nobel business, page
4

16. Please describe the "KKR acquisition." To the extent that you delete the information in this section in response to our comments, we believe that you should still describe in detail but briefly the
KKR acquisition, including (i) the parties, the (ii) amount and nature of consideration, (iii) the reasons for the acquisition,
(iv)
sources of funds for financing the acquisition, (v) changes to the company`s operations and financial condition, (vi) tax consequences of the acquisition of and the members of management following the acquisition. We may have further comments after we review the revised disclosure.

The Offering, page 10

17. Under Use of Proceeds, quantify the portion of the proceeds to go to KKR, DLJMB or affiliates. Also, add a risk factor that a significant amount of the proceeds will go to insiders. Further, disclose the number of your directors affiliated with these entities and disclose whether they voted to approve the offering.

Risk Factors, page 20

18. Please add a risk factor noting your net losses in recent periods.
19. Several of your risk factors are too long and contain too much detail. Please revise throughout to limit each risk factor so that it clearly and concisely sets forth the specific risk to you or your stockholders. See, for example, risk factors three, eight, twenty-one, twenty-three and thirty-three.

20. To the extent possible, avoid the generic conclusion you make in some of your risk factors that the risk discussed could have a material adverse effect or an adverse effect on your business. See, for example and without limitation, risk factors one, seven, nine, ten, eleven, twelve, fourteen, sixteen, eighteen, twenty-one, twenty-two, twenty-three, twenty-four, twenty-five, twenty-seven, twenty-eight, and thirty-one. Instead, please replace this language with specific disclosure of how your business, results of operations and financial condition would be affected.

21. Please revise your risk factors to remove the phrases "we cannot assure" and "there can be no assurance" regarding a certain set of facts. The real risk is that the event will occur, not your inability to prevent it. See, for example and without limitation, risk factors six, seven, nine, twelve, thirteen, fourteen, fifteen, sixteen, twenty, twenty-three, twenty-five, twenty-six, twenty-eight, and thirty-two.

22. If material, please add a risk factor discussing the effects of a rating downgrade in your company or debt securities.

23. In risk factors where you disclose a risk related to liabilities or compliance costs, please revise to quantify your exposure, if such information is available. Without limitation, see risk factors nine, twelve, thirteen, fourteen, fifteen, and seventeen.

Substantial Leverage - Our available cash and access to additional capital. . . page 20

24. Please disclose your current annual debt service payment obligations.

25. If changes in the interest rate in your variable rate debt could materially affect your annual debt service costs, please disclose how much it will increase with a 1% increase.

Restrictive Covenants in Our Debt Instruments - Our debt instruments contain a number of restrictive covenants. . . page 21

26. Confirm to us supplementally that you are in compliance with all of the terms of your outstanding debt and required ratios. In the event you are not in compliance, please disclose in your prospectus the terms you do not meet and potential consequences.

Effectiveness of Internal Controls ..., page 35

27. Please briefly identify the areas of your internal controls that may need improvement.

Dilution, page 43

28. Revise the disclosure in the dilution table to reflect all shares that officers, directors, promoters and affiliated persons have the right to acquire. See Item 506 of Regulation S-K.

Unaudited Pro Forma Condensed Combined Financial Information, page
44

29. Please tell us how you determined it was appropriate to use the exchange rate at September 30, 2004 for the pro forma results of operations, rather than following the methodologies discussed in paragraph 12 of SFAS 52.

30. As noted on page 44, please revise your pro forma financial statements to include the adjustments necessary to conform Dynamit Nobel`s accounting policies to yours.

31. Please disclose here and in your historical financial statements when you expect the purchase price allocation to be finalized.

32. You disclose on page 6 that the purchase price for Dynamit Nobel is subject to a possible post-closing adjustment. Please disclose here and in your historical financial statements the nature, terms and timing of the post-closing adjustment. Please also disclose the maximum potential amount of the post-closing adjustment and the most likely amount. Please then disclose why the most likely amount is in fact most likely. Please give effect to the most likely amount in your pro forma financial statements. Please also disclose with quantification what the incremental impact of changes in this amount would have on your pro forma balance sheet and pro forma statements of operations for each period presented and the line items that would be impacted.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 45

33. Please revise to present each component of stockholders` equity separately on the face of the pro forma balance sheet. Please ensure the pro forma adjustments to each line item are clearly described in a footnote and are supported with any necessary computations, so that readers can see exactly how you arrived at the amounts for each adjustment.

34. Please present a pro forma total column just prior to the offering column in all of your pro forma financial statements. Please also add a pro forma column to the balance sheet data table on page 14 and relabel the current pro forma column so that it is called pro forma adjusted. Similarly revise your presentations elsewhere in the filing as well.

35. You say that a $10 million fee will be paid to affiliates of KKR and DLJMB to terminate the management services agreement. Please identify for readers this adjustment and each other adjustment to your retained earnings that was only made to your pro forma balance sheet and not to your pro forma statements of operations. Please also disclose that no similar adjustments were made to your pro forma statements of operations, because each of these adjustments were non-recurring in nature. Please also disclose, if true, that each of these amounts will be included in your historical statement of operations in the period that includes the public offering. If not true, please disclose when each will be included in your historical statements of operations.

36. Please clarify why the complete amount of prepayment penalties and premiums of $16 million included in adjustment (h) would not be reflected in adjustment (g) as assumed use of proceeds from this offering. It appears that only $2.1 million is included in adjustment (g). Please revise or advise.

Unaudited Pro Forma Condensed Combined Information, page 48

37. Please disclose the period that Dynamit Nobel is included in your historical financial statements and the period to which you are giving pro forma effect. Please also revise the title of the Dynamic
Nobel Historical column of each pro forma statement of operations to clearly state the historical period reflected.

38. Please include a reconciliation in table format between the historical and pro forma weighted average shares used in computing basic and diluted EPS.

39. Please present the pro forma adjustments related to the Dynamit
Nobel acquisition and your other acquisitions in separate columns. The pro forma adjustments related to your smaller acquisitions may be included in the same column; however, the Dynamit Nobel pro forma adjustments should be included in their own column.

40. For adjustment (b), please show precisely how you computed this adjustment for each period presented.

41. You have included the pigments and dispersions acquisition and related financing in the pro forma financial information provided. Please help us understand why this acquisition is included whereas the acquisition of Groupe Novasep was not included.

42. Please show precisely how you computed pro forma interest adjustments (d) and (e). For debt that incurs interest at a variable rate, you should use the average variable rate that this debt would have incurred over the appropriate historical period for which you are giving pro forma effect. Please also disclose the average interest rate used for each period and the indexed rate (LIBOR+x% or prime +x%) of the new debt.

Management`s Discussion and Analysis, page 59

43. Please present your disclosure of actual results prior to disclosure of pro forma net sales and adjusted EBITDA.

General, page 59

44. Please disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs,
internal transfer costs, and the other costs of your distribution network in the cost of products sold line item. With the exception
of warehousing costs, if you currently exclude a portion of these costs from cost of products sold, please also disclose:
?	the line items that these excluded costs are included in and the
amounts included in each line item for each period presented, and
?	that your gross margins may not be comparable to those of
other
entities, since some entities include all of the costs related to their distribution network in cost of products sold and others like you exclude a portion of them from gross margin, including them instead in a line item, such as selling, general and administrative expenses.

Special Charges, page 65

45. In the third bullet under "non-recurring charges/gains" please revise to provide more detail concerning your statement that "costs are difficult to estimate and may be higher." This is too vague.
Do
you have any indication as to higher costs? If so, please disclose as necessary.

Special Note Regarding Non-GAAP Financial Measures, page 67

46. You disclose various ways in which you use adjusted EBITDA. Please disclose whether all of these ways in which you use adjusted
EBITDA compute it the same way. If not, please disclose which way you computed it for presentation purposes in the filing. Please also disclose why you chose the version of adjusted EBITDA you did to present and how it differs from the other versions of adjusted EBITDA, such as the one used in senior secured credit agreement.

Results of Operations, page 70

47. Please provide either the reconciliation of the reportable segments` operating income to your consolidated net income or cross reference to the note to the financial statements which has the required information. Also, include a discussion of the reconciling items that apply to the particular segment being discussed. Refer to question 19 of the Staff`s Frequently Asked Questions Regarding the
Use of Non-GAAP Financial Measures issued on June 13, 2003.

48. Each time historical or pro forma adjusted EBITDA is presented or discussed, you should also present or discuss historical or pro forma net income. This applies to your segment adjusted EBITDA disclosures as well. This includes the tables on pages 70, 71, 76, 77, and 78 and the accompanying discussions, as well as your other discussions throughout the filing.

49. Please disclose the extent to which changes in prices, amounts of shipments, or the introduction of new products contributed to fluctuations in revenues. Refer to Item 303(a)(3)(iii) of Regulation
S-K.

50. Please quantify the impact of each factor when multiple factors contribute to material fluctuations. Refer to Items 303(a)(3)(i) and
(iii) of Regulation S-K and Financial Reporting Codification
501.04.

51. On page 97, in the discussion of operating income, you state that non-recurring costs related to restructuring charges, other non-operational items, and divested businesses caused a $53.1 million decline in operating income in 2003 compared to 2002. Given this is your discussion of operating income, please clarify what is meant by non-operational items as well as the types of costs related to divested businesses which have impacted your operating income.

Liquidity and Capital Resources, page 106

52. If material, include estimated spending on environmental matters.

53. Liquidity should be discussed on both a long-term and short-term basis. Accordingly, please discuss the sufficiency of your resources to fund working capital requirements and capital expenditures through fiscal year 2005 and on a long-term basis. Refer to Item 303(a) of
Regulation S-K, Instruction 5.

54. On page 112, you state that adjusted EBITDA is also used as a liquidity measure. Given the reconciliation provided on page 106, it appears that you have excluded charges or liabilities which require cash settlement. Please provide a comprehensive explanation as to how you use adjusted EBITDA as a liquidity measure. The discussion on pages 68-69 under "Management`s Uses" indicates that you may have presented adjusted EBITDA in Liquidity and Capital Resources due to material covenants included in certain debt arrangements. If so, please clarify your disclosure. In addition, please also provide the disclosures called for by Question 10 of the FAQ Regarding the Use of
Non-GAAP Financial Measures.

Critical Accounting Policies and Estimates, page 116

55. Please expand your discussion of critical accounting policies to address the following:
* Types of assumptions underlying the most significant and subjective estimates;
* Any known trends, demands, commitments, events or uncertainties that are reasonably likely to occur and materially affect the methodology or the assumptions described;
* A quantitative discussion of changes in overall financial performance if you were to assume that the accounting estimate were changed, either by using reasonably possible near-term changes in the most material assumptions underlying the accounting estimate or by using the reasonably possible range of the accounting estimate; and
* A quantitative and qualitative discussion of any material changes made to the accounting estimate in the past three years, the reasons for the changes, and the effect on your overall financial performance.
Refer to SEC Releases 33-8098 and 33-8350.

56. Please help us understand how you determined the allocation of purchase prices related to your acquisitions should not be included as a critical accounting policy.

57. Please clarify how your description of your review of goodwill impairment complies with the guidance provided in paragraphs 19 through 22 of SFAS 142.

Business, page 125

58. Please disclose your form of organization and the year when you were formed. Please also include more detailed information regarding the KKR acquisition as it relates to the development of your business. We note your disclosure on page 131. Refer to Item 101(a)
of Regulation S-K.

59. We note that several places throughout your business disclosure, you refer to a certain product and then its "diverse customer base."
Yet, following this statement, you then list up to two customers.
Please consider revising this disclosure to explain what you mean by diverse.

60. Please disclose the information required by Item 101(d) of Regulation S-K.

Timber Treatment Chemicals, page 133

61. Please disclose whether the EPA has concluded its risk-assessment of CCA-treated wood and if so, update your disclosures here accordingly.

Raw Materials, page 156

62. We note your reference to contingency plans in the second to last paragraph of this section. Please elaborate on this plans in your prospectus, if material.

Intellectual Property, page 158

63. If material, describe the terms of the licenses in reasonable detail. For example, state the duration of the licenses, how much is paid for each license, and whether royalties are paid to the license holders.

Manufacturing Facilities, page 163

64. Please confirm to us supplementally that you have complied with all requirements of Item 102 of Regulation S-K.

65. We note from your Exhibit 21.1 that you have a subsidiary in Iran. Please tell us supplementally whether you have manufacturing facilities there and revise this tabular presentation to include these facilities, if necessary.

Legal Proceedings, page 166

66. Please note that Item 103 of Regulation S-K contemplates matters that extend beyond litigation. Please confirm that your disclosure here complies with Item 103 and revise.

67. We note the information disclosed at Note 18 of your financial statements for the year ended December 31, 2003 concerning one of your subsidiaries. Please disclose this information in your prospectus, if material.

68. Please tell us supplementally whether your legal proceedings in the aggregate may have a material adverse effect on your business or financial condition. We may have further comment.

Management Services Agreement, page 184

69. Have the KKR affiliates and DLJMB offered to terminate the management agreement in writing? If so, please disclose and file the agreement as an exhibit.

Market Share and Industry Data, page 209

70. We note your statement that you cannot assure as to the accuracy and completeness of certain information. Please delete this statement, as you are responsible for the accuracy of information disclosed in your prospectus.

Underwriting, page 204

71. Please confirm that you have described all affiliations between
KKR, DLJMB or any of your directors and executive officers and the underwriters.

72. Disclose the criteria that Goldman, Sachs & Co. will use in determining whether to consent to waiving the 180-day lock-up agreement.

73. Please identify any members of the underwriting syndicate that will engage in any electronic offer, sale, or distribution of the shares and describe their procedures to us supplementally, or confirm that the Division`s Office of Chief Counsel has reviewed and approved these procedures. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales, or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

74. Tell us whether you or the underwriters have any arrangements with a third-party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Please also provide us with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

75. Supplementally advise us whether you are doing a directed share program. If so, please confirm, if true, that:
* Except for the underwriting commission, the offers and sales are on the same terms as those offered to the general public;
* No offers were made prior to the filing of the registration statement;
* Offers were made only with the prospectus; and
* No funds have been or will be committed or paid prior to effectiveness of the registration statement.

Also, if you are doing a directed share program, please state whether or not the shares purchased as part of the directed share program will be subject to the lock-up agreement and provide us with copies of the materials that you sent to the directed share program participants.

Where you can find more information, page 210

76. Please remove the qualification in the fourth sentence. Qualification of information within the prospectus by reference to information outside the prospectus is only appropriate where a summary or outline of a document is required or where provided in the appropriate form. See Rule 411(a) of Regulation C. Please note that this comment applies throughout your prospectus.

Rockwood Financial Statements

77. Please update the financial statements and corresponding financial information included to comply with Rule 3-12 of Regulation
S-X.

78. Page 11 indicates that a stock split will occur in conjunction with this offering. Please revise your financial statements and your disclosures throughout the filing to give retroactive effect to the expected stock split. Doing this in the next amendment will save us substantial review time in future amendments. If your auditors believe that only a "draft" report can be presented, due to a pending future event such as the reverse stock split, they must include in the filing a signed and dated preface to their "draft" report stating the reason for the "draft" report and that they expect to be in a position to issue the report in the form presented prior to effectiveness. The signed, dated, and unrestricted auditor`s report must be included in the filing prior to effectiveness. See Rule 2-02 of Regulation S-X.

Consolidated Statements of Operations, page F-3

79. Please present interest expense and interest income separately, rather than netting them, in your statements of operations. See
Rules 5-03(7) and (9) of Regulation S-X.

80. Please confirm that revenues from services are not more than
10%
of your net sales, or separately present net sales from services and correspondingly cost of services. Refer to Rules 5-03(b) and 5-
03(1)
and (2) of Regulation S-X.

Note 1.  Description of Business and Summary of Significant
Accounting Policies

Other Current Liabilities, page F-11

81. Please separately state any amounts included in other current liabilities which exceed 5% of total current liabilities.

Advertising, page F-9

82. Please disclose your accounting policy for advertising costs.
Also, disclose the amounts charged to expense in each period presented. See paragraphs .49 and .50 of SOP 93-7.

Note 2.  Segment Information, page F-14

83. Please disclose the types of amounts included in the corporate column for each period presented for each of the following line items: net income (loss), operating income (loss) and the adjusted EBITDA. Please also disclose why these amounts were not allocated to the other reportable segments.  If any amounts are the elimination
or
reversal of transactions between reportable segments, please present
them in a separate column from the corporate one. Please also disclose what identifiable assets are included in the corporate column as of each balance sheet date and disclose why these amounts result in a negative balance at December 31, 2003.  See paragraphs
31
and 32 of SFAS 131.

84. You present operating income, net income and adjusted EBITDA for each segment on pages F-15 and F-17. Please tell us who your chief operating decision maker is and confirm to us that he or she reviews each of these measures.

85. Please disclose the amounts of your net sales and long-lived assets that are domestic and foreign in the format required by paragraph 38 of SFAS 131. This may be accomplished by dividing up the North America portion of your geographic region information into
US and other parts of North America.


Note 7.  Long-Term Debt, page F-20

86. Please tell us how you accounted for each of the debt refinancings during the two years ended December 31, 2004. Your explanation should include how you accounted for the debt issuance costs as well as the accounting literature used to determine the appropriate accounting.

87. You issued a total of 30,273 of common shares, with a fair value of $500 per share, in connection with the PIK Note Financing.
Please
clarify how you determined it was appropriate to record these amounts as deferred financing costs.

Note 8.  Taxes on Income, page F-23

88. In light of your history losses, provide us with the analysis that you performed in concluding that a full valuation allowance was not necessary for your deferred tax assets as of both December 31, 2003 and the interim period ended September 30, 2004. Note that the weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. Refer to paragraphs 23 to 25 of SFAS 109.

Note 9.  Operating Lease Obligations, page F-25

89. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. In addition, paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease revenues that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should be initially included in your minimum lease revenues. If, as we assume, each of these items is included in computing your minimum lease revenues and the minimum lease revenues are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how you considered the provisions in SFAS 13 and FTB 88-1 in reaching the conclusions you did regarding your accounting treatment.

Note 10.  Employee Benefit Plans, page F-25

90. Given that all of your defined benefit plans had accumulated benefit obligations in excess of plan assets, please demonstrate to us how your accounting complies with paragraphs 36 and 37 of SFAS
87.

Note 11.  Stock-Based Compensation, page F-29

91. Please disclose how you account for the performance options, including how you record compensation expense. Your explanation should include the accounting literature used to determine the appropriate accounting.

92. Please disclose how you account for the following terms of your management stockholder`s agreements as described on pages 181 through
183:
* obligation to repurchase stock and options of the stockholder;
and
* pledge agreements.
Please also disclose whether the loans provided are recourse or nonrecourse. Your explanation should include the accounting literature used to determine the appropriate accounting.

93. Provide us an analysis of all equity issuances since January
1,
2004.  For each issuance,
?	identify the parties, including any related parties;
?	the nature of the consideration; and
?	the fair value and your basis for determining the fair value.
o	Indicate whether the fair value was contemporaneous or
retrospective.
o	To the extent applicable, reconcile the fair values you used for
equity issuances to the fair value indicated by the anticipated
IPO
price.

94. Please provide disclosures to include the following information for equity instruments granted since January 1, 2004 by grant date:
* Number of options or shares granted;
* Exercise price;
* Fair value of common stock;
* Intrinsic value per option, if any;
* Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective; and
* If the valuation specialist was a related party, indicate as such.
In MD&A, disclose the aggregate intrinsic value of all outstanding options at December 31, 2004 based on the estimated IPO price.

Note 14.  Impairment Charges, page F-31

95. The impairment charge of $15.7 million in 2003 is based on the excess of the carrying value of the impaired assets over fair value determined by the projected future undiscounted cash flows.
Please
help us understand how your use of the undiscounted instead of discounted cash flows complies with paragraphs 22 through 24 of SFAS
144.

Note 18.  Contingencies, page F-34

96. We remind you that SAB Topic 5:Y states that product and environmental remediation liabilities are of such significance that detailed disclosures regarding the judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on your financial condition, results of operations, or liquidity. Please expand your disclosures regarding both environmental matters as well as the product liability matter related to the subsidiary in the Performance
Additives segment. Please clarify your disclosures to state whether any amounts have been accrued as well as the actual amounts accrued.
In addition, if there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss is material, please disclose the estimated additional loss, or range of loss, or state that such an estimate cannot be made. Refer to paragraphs 9 and 10 of SFAS 5. Please also provide the disclosures called for by SAB Topic 5:Y. These should include detailed disclosures regarding both recorded and unrecorded environmental remediation liabilities as well as disaggregated disclosures that describe accrued and reasonably likely losses with respect to particular environmental sites that could be individually material. Given that there is significant uncertainty in assessing your liability for environmental matters for which you may not be indemnified and there can be no assurance that the seller will adhere to its obligations and you may have to resort to legal action to enforce your rights under the indemnities, please also provide detailed disclosures regarding those matters for which the seller or a third party has assumed responsibility for the obligations associated with the site.

97. Please provide the disclosures called for by Question 2 of SAB Topic 5:Y, including the extent to which unrecognized contingent losses are expected to be recoverable through insurance and material limitations of the recovery. In addition, if there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss is material, please disclose the estimated additional loss, or range of loss, or state that such an estimate cannot be made as required by paragraph
10 of SFAS 5.

98. Tell us more about how you accounted for your obligation to undertake soil remediation at your German facility in accordance with
SFAS 143.  Specifically address the following:
* Tell us how you determined these retirement obligations have an indefinite life;
* Tell us when you expect to initially recognize a liability. Refer to paragraphs A14 and A16 of SFAS 143.

Unaudited Financial Statements

99. Please address the comments above in your interim financial statements as well.

Dynamit Nobel, page F-49

100. Please disclose the estimated fair values of each of the preliminary identified intangibles including customer relationships, intellectual property, trademarks and trade names.

Dynamit Nobel AG Financial Statements

Note A.  Description of Business and Basis of Presentation

Relationship between the Dynamit Nobel Group and mg, page F-75

101. As required by Question 2 of SAB Topic 1:B:1, please disclose that you believe the methods used to allocate expenses is reasonable.
Please also disclose the estimated amount of expenses that would have been incurred for each period presented had you been an unaffiliated entity of mg or state an estimate is not practicable.

Item 15. Recent Sales of Unregistered Securities

102. We note the exemptions that you rely on for the recent sales disclosed. Please revise to specify the exemption used for each sale and disclose the facts upon which you relied for each exemption.
This disclosure is too vague.

103. Revise to include disclosure required by paragraphs (a) through
(d) of Item 701 of Regulation S-K for any warrants and options issued during the last three years.

Exhibit 23.3

104. Please make arrangements with KPMG Deutsche Treuhand-
Gesellschaft to state the date of their report in the consent.


ROCKWOOD SPECIALTIES GROUP`S
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2003

Comment applicable to your overall filing

105. Please address the comments above in the future filings of Rockwood Specialties Group, as applicable.



*	* 	*

Closing Comments
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.





      Please direct questions regarding accounting comments to Nudrat
Salik, Staff Accountant, at (202) 942-7769, or in her absence, to Rufus Decker, Branch Chief (Accounting) at (202) 942-1774. Direct questions on other disclosure issues to Lesli Sheppard at (202) 942-
1887 or the undersigned at (202) 942-2864.


			Sincerely,


					Jennifer R. Hardy
					Legal Branch Chief


cc:	Roxanne Reardon, Esq.
	Simpson Thacher & Bartlett LLP
	425 Lexington Ave.
	New York, NY 10017

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Thomas J. Riordan, Esq.
Rockwood Holdings, Inc.
Page 19



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE